BRF achieves net operating revenue of R$ 8.6 billion in the fourth quarter of 2016

For the year, sales volumes grew 16.7% on the international markets in comparison with 2015

BRF achieved net operating revenues of R$ 8.59 billion (+1% QOQ) in the fourth quarter of 2016. Gross profit was R$ 1.69 billion (-10.1% QOQ), and the gross margin was 19.7%, 2.4 pp below the third quarter of the same year. EBITDA for the period hit R$ 559 million (-36.9% QOQ), while the EBITDA margin was 6.5%, 3.9 pp below Q3 2016.

CAPEX for the quarter reached R$ 551 million, while operating cash flow was R$ 748 million, after investments. Adjusted (pro forma) for the impacts of acquired companies, BRF obtained: (i) a financial cycle of 22.4 days, an improvement of 10.4 days vis-à-vis Q3 2016; and (ii) ROIC (Return on Invested Capital) of 8.26%.

2016 was marked by challenges that affected our short-term results. The combination of industry factors, current scenario and political uncertainty, added to certain internal execution challenges, caused results to be well below expectations and well below company’s potential.

While these short-term results leave BRF deeply unsatisfied, at the same time the company is pleased with its structural evolution, with a view to the long-term construction of its business. BRF’s global growth process remains on course, with sales volumes on the international markets climbing 16.7% YOY. Even excluding the acquisitions made in the period, the increase would still be 5.9%.

In the Halal world, the acquisitions in Oman, Malaysia, and more recently the announcement in Turkey, were important steps in the materialization of OneFoods. With the new entity already operating, BRF will be better able to assess strategic opportunities to accelerate growth in Muslim markets, as well as a potential capitalization.

In Brazil, investments were made in commercial execution and sought to improve even further our level of service through: (i) a new GTM (go-to-market) strategy strongly focused on segmentation; (ii) a new commercial strategy for the “cash & carry” channel; and (iii) the re-establishment of the company’s flow of launches and innovation.

The Supply area had an even more relevant role this year, helping to partly mitigate the impacts of the feed cost. The Company focused on new formulas and improved its technical indicators of productivity and feed conversion, with capacity adjustments, mitigating the impact of the negative cycle while maintaining significant production flexibility.

BRF starts off 2017 completely focused on the commercial and operational execution of its business, advancing in the optimization of its production chain, broadening its portfolio with new launches and being ever closer to consumers. Hence, the company continues delivering on its purpose to feed the world, while becoming more profitable and admired, with strong brands present all over the globe.

Regional Performance

Brazil had an atypical fourth quarter in 2016. The commemoratives products, which, historically, leverages margins and results in the region, was strongly affected by higher production costs, mainly the rise in grain prices. With a consumption scenario that remains weak, the price increase was marginal and did not offset the higher costs. Thus, BRF concluded Q4 2016 with a net operating revenue of R$ 4 billion (+10% QOQ). The company finalized Q4 2016 with an EBITDA of R$ 444 million and an EBITDA margin of  11% in the region.

In the region known as MENA, encompassing the countries of the Middle East and North Africa, net operating revenue totaled R$ 1.48 billion in Q4 2016 (-5.2% QOQ), due to: (i) a 3% drop in volumes, mainly due to a more challenging macroeconomic in the region; and (ii) lower average prices in Reais (-2.1% QOQ) because of the strategy to defend our volumes in key countries. On the other hand, the volume of processed products maintained its accelerated growth (+15.1% QOQ). However, even with the efforts of Zero Based Budgeting to cut costs and expenses, the EBITDA margin contracted by 3.7 pp QOQ in Q4 2016.

The Asia region’s net operating revenue totaled R$1.13 billion in Q4 2016, resulting in a drop of 12.3% QOQ. A 7% QOQ fall in volumes was impacted by: (i) lower volume in Japan (-29.4% QOQ), under pressure from continuously high local stocks and from the devaluation of the local currency relative to the Real (-5.1% QOQ); (ii) suspension of one of the plants licensed to supply China, leading to a decrease in volumes for that country; and (iii) more aggressive local competition. As a result, the region’s EBITDA margin reached 11.8% in Q4 2016, a drop of 2.5 pp QOQ.

Europe continued witnessing a challenging macroeconomic and sectoral setting. Despite a 1.3% QOQ growth rate in the sub-region’s volumes, the consolidated volume fell 5.3% QOQ due to the end-of-year seasonality in Eurasia. Consequently, net operating revenue dropped by 10.6% QOQ, totaling R$ 860 million in Q4 2016. All these challenges meant that the region’s EBITDA margin contracted 8.5 pp QOQ.

Net operating revenue in the Latam region, which covers all the countries of the American continent except Brazil, totaled R$ 585 million in Q4 2016 (+6.3% QOQ), a figure positively impacted by larger volumes (+8.5% QOQ) due to: (i) increased volumes for Mexico and Cuba in the quarter; and (ii) volume growth for processed products in the Southern Cone. On the other hand, the economic crisis in Argentina continued to impact profitability in the region. Furthermore, excess supply of turkey in Chile, which accounts for 50% of the total in this market, put pressure on prices and squeezed margins. Consequently, the consolidated EBITDA margin from the region decreased by 8.9 p.p. QOQ.

Africa’s volumes continued to climb (+6.5% QOQ), despite the macroeconomic challenges specific to the region, like the low price of oil and high inflation rates. As a result, the net operating revenue there reached R$ 201 million in Q4 2016, a 5.1% QOQ rise. In spite of volume growth QOQ in the region, the larger share of in natura products negatively affected the EBITDA margin by 2.1 pp QOQ.

About BRF

BRF is one of the world’s largest food companies, with more than 30 brands in its portfolio, including Sadia, Perdigão, Qualy, Paty, Dánica, Bocatti and Vienissima. Its products are sold in over 150 countries in the five continents. The company employs more than 105,000 people, who work in 54 factories located in seven countries (Argentina, Brazil, United Arab Emirates, Netherlands, Malaysia, United Kingdom and Thailand).